SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A
AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CUMULUS MEDIA INC.
(Exact name of registrant as specified in its charter)

Delaware	36-4159663
(State of incorporation or organization)	(I.R.S. Employer
Identification No.)

3535 Piedmont Road	30305
Building 14, Fourteenth Floor	(Zip Code)
Atlanta, Georgia
(Address of principal executive offices)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.      ☐

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.      ☒

Securities Act registration statement file numbers to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $.01 par value

EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX

EXPLANATORY NOTE

     Effective at 11:59 p.m., New York City time, on July 31, 2002, we reincorporated in the State of Delaware from the State of Illinois. The reincorporation was accomplished by merging the existing Illinois corporation with and into a wholly owned subsidiary, Cumulus Media Inc., a Delaware corporation. This Form 8-A/A amends in its entirety the prior description of common stock registered on the original Form 8-A under the Securities Exchange Act of 1934 as follows:

ITEM 1:      DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

     Because this is a summary description, it does not contain every term of our capital stock contained in our certificate of incorporation and by-laws, and we refer you to the exhibits to our current report on Form 8-K, filed August 2, 2002, and to Delaware law.

     Our authorized capital stock consists of: (i) 100,000,000 shares of Class A Common Stock, par value $.01 per share; (ii) 20,000,000 shares of Class B Common Stock, par value $.01 per share; (iii) 30,000,000 shares of Class C Common Stock, par value $.01 per share and (iv) 20,262,000 shares of preferred stock, 250,000 of which are designated as Series A Preferred Stock and 12,000 of which are designated as Series B Preferred Stock.

COMMON STOCK

     General. Except with respect to voting and conversion, shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are identical in all respects. Holders of shares of Class A Common Stock are entitled to one vote per share; except as provided below, holders of Class B Common Stock are not entitled to vote; and, subject to the next sentence, holders of shares of Class C Common Stock are entitled to ten votes per share. During the period of time commencing with the date of conversion of any Class B Common Stock to Class C Common Stock by either BA Capital Company, L.P., referred to as BA Capital, or the State of Wisconsin Investment Board, referred to as SWIB, and ending with the date on which BA Capital and SWIB (together with their respective affiliates) each ceases to beneficially own at least 5% of the aggregate shares of common stock held by such holders immediately prior to the consummation of our predecessor’s initial public offering in July 1998, holders of Class C Common Stock shall be entitled to only one vote per share.

     Voting. All actions submitted to a vote of our stockholders are voted on by holders of Class A Common Stock and Class C Common Stock, voting together as a single class. Holders of Class B Common Stock are not entitled to vote, except with respect to the following fundamental corporate actions:

•	any proposed amendment to our certificate of incorporation or by-laws;

•	any proposed merger, consolidation or other business combination, or sale, transfer or other disposition of all or substantially all of our assets;

•	any proposed voluntary liquidation, dissolution or termination of Cumulus; and

•	any proposed transaction resulting in a change of control and except as set forth below.

     The consent of the holders of a majority of outstanding shares of Class B Common Stock, consenting separately as a class, are required to approve the fundamental corporate actions referred to above; provided that the consent rights will cease with respect to the holders of Class B Common Stock and the shares of Class B Common Stock they hold shall not be included in determining the aggregate number of shares outstanding for consent purposes, upon the failure of any of these holders (together with their affiliates) to beneficially own at least 50% of the shares of common stock they held immediately prior to the consummation of our predecessor’s initial public offering in July 1998.

     In addition to the voting rights described above, our certificate of incorporation provides that, so long as BA Capital (together with its affiliates) continues to own not less than 50% of the shares of common stock it held immediately prior to the consummation of our predecessor’s initial public offering in July 1998 and upon a final order by the FCC that the granting of the right to BA Capital to designate a director to our board pursuant to a stockholders agreement will not result in its interest being “attributable” under applicable FCC rules, (a) the holders of the Class C Common Stock will be entitled to elect a director who shall be the BA Capital designee, referred to as the Class C Director, to our board and (b) we may not take any of the following actions without the unanimous vote of our board (including the Class C Director): (i) enter into any transaction with any of our affiliates or amend or otherwise modify any existing agreement with any of our affiliates other than transactions with affiliates that are on terms no less favorable to us than we would obtain in a comparable arm’s-length transaction with a person or entity not our affiliate and that are approved, after the disclosure of the terms thereof, by vote of the majority of our board (provided, that any director that is an interested party or an affiliate of an interested party will not be entitled to vote and will not be included in determining whether a majority of our board has approved the transaction); (ii) issue any shares of our Class B Common Stock or our Class C Common Stock; (iii) acquire (by purchase or otherwise) or sell, transfer or otherwise dispose of assets having a fair market value in excess of 10% of our stockholders’ equity as of the last day of the preceding fiscal quarter for which financial statements are available; or (iv) amend, terminate or otherwise modify any of the foregoing clauses (i) through (iii) or this clause (iv) or any provision governing the voting or conversion rights of the Class B Common Stock or the Class C Common Stock. The holders of the Class C Common Stock have entered into a stockholders agreement with BA Capital providing that such holders of Class C Common Stock will elect the person designated by BA Capital as the Class C Director.

     The certificate of incorporation provides that, so long as BA Capital (together with its affiliates) continues to own not less than 50% of the shares of our common stock it held immediately prior to the consummation of our predecessor’s initial public offering, we may not, so long as the BA Capital designee is not a director, take any action with respect to the actions described above without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class.

     The certificate of incorporation further provides that our board will be required to consider in good faith any bona fide offer from any third party to acquire any of our stock or assets and to pursue diligently any transaction determined by our board in good faith to be in the best interests of our stockholders.

     Dividends and Other Distributions (Including Distributions upon Liquidation or Sale of Cumulus). Each share of Class A Common Stock, Class B Common Stock and Class C Common Stock shares equally in dividends and other distributions in cash, stock or property (including distributions upon our liquidation and consideration to be received upon a sale or conveyance of all or substantially all of our assets); except that in the case of dividends or other distributions payable on the Class A Common Stock, Class B Common Stock or the Class C Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A Common Stock will be distributed with respect to Class A Common Stock, only Class B Common Stock will be distributed with respect to Class B Common Stock and only Class C Common Stock will be distributed with respect to Class C Common Stock. In no event will any of the Class A Common Stock, Class B Common Stock or the Class C Common Stock be split, divided or combined unless each other class is proportionately split, divided or combined.

     Convertibility of Class B Common Stock into Class A Common Stock or Class C Common Stock and Convertibility of Class C Common Stock into Class A Common Stock. The Class B Common Stock is convertible at any time, or from time to time, at the option of the holder (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock or Class C Common Stock on a share-for-share basis; provided such holder is not at the time of such conversion a Disqualified Person (as defined below).

     The Class C Common Stock is convertible at any time, or from time to time, at the option of the holder (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock on a share-for-share basis; provided such holder is not at the time of such conversion a Disqualified Person. In the event of the death of Richard W. Weening or Lewis W. Dickey, Jr. (each referred to as a principal) or the disability of a principal which results in the termination of such principal’s employment, each share of Class C Common Stock held by such deceased or disabled principal or any related party or affiliate of such deceased or disabled principal shall automatically be converted into one share of Class A Common Stock.

     A record or beneficial owner of shares of Class B Common Stock or Class C Common Stock which was converted from Class B Common Stock may transfer such shares of Class B Common Stock or Class C Common Stock (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee, provided that the prior consent of any governmental authority required to make such transfer lawful shall have been obtained, and provided, further, that the transferee is not a Disqualified Person. Concurrently with any such transfer, all shares of such transferred Class B Common Stock or Class C Common Stock shall convert into shares of Class A Common Stock, and the holders of such converted common stock shall exchange their share certificates for Class A Common Stock.

     A record or beneficial owner of shares of Class C Common Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee; provided that the prior consent of any governmental authority required to make such transfer lawful shall have first been obtained and the transferee is not a Disqualified Person, and provided further, that if the transferee is not an affiliate or a related party of a principal, then, concurrently with any such transfer, each such transferred share of Class C Common Stock shall automatically be converted into one share of Class A Common Stock.

     As a condition to any proposed transfer or conversion, the person who intends to hold the transferred or converted shares will provide us with any information we reasonably request to enable us to determine whether such a person is a Disqualified Person.

     A person shall be deemed to be a “Disqualified Person” if (and with respect to any proposed conversion or transfer, after giving effect to such proposed conversion or transfer) our board in good faith determines a person is (or would be after giving effect to such conversion or transfer), or a person becomes aware that he or she is (or would be after giving effect to such conversion or transfer), or the FCC determines by a final order that such person is (or would be after giving effect to such conversion or transfer), a person that, directly or indirectly, as a result of ownership of common stock or our other capital stock or otherwise (i) causes (or would cause) us or any of our subsidiaries to violate the multiple, cross-ownership, cross-interest or other rules, regulations, policies or orders of the FCC, (ii) would result in our disqualification or the disqualification of any of our subsidiaries as a licensee of the FCC or (iii) would cause us to violate the provisions with respect to foreign ownership or voting of Cumulus or any of our subsidiaries as set forth in Section 310(b)(3) or (4) of the Communications Act, as applicable. Notwithstanding the foregoing, if a person objects in good faith, within ten days of notice from us that our board has determined that such person is a Disqualified Person, we or such person shall, when appropriate, apply for a determination by the FCC with respect thereto within ten days of notice of such objection. If no determination is made by the FCC within 90 days from the date of such application or if we and such holder determine that it is inappropriate to make any application to the FCC, we and such holder agree that such determination shall be made by an arbitrator, mutually agreed upon by us and such holder. Until a determination is made by the FCC (and such determination is a final order) or by the arbitrator, such person will not be deemed a Disqualified Person.

     In the event the FCC determines by a final order that a person is, a person obtains knowledge that he is, or, subject to the above, our board in good faith determines that a person is, a Disqualified Person, such person shall promptly take any and all actions necessary or required by the FCC to cause him to cease being a Disqualified Person, including, without limitation, (i) divesting all or a portion of his interest in Cumulus; (ii) making an application to or requesting a ruling from, or cooperating with us in any application to or request for a ruling from, the FCC, seeking a waiver for or an approval of such ownership; (iii) divesting himself of any ownership interest in any entity which together with his interest in Cumulus makes him a Disqualified Person; (iv) entering into a voting trust whereby his interest in Cumulus will not make him a Disqualified Person; or (v) exchanging his shares of common stock for Class B Common Stock. Our certificate of incorporation provides that all shares of common stock will bear a legend regarding restrictions on transfer and ownership.

     Preemptive Rights. Neither the Class A Common Stock nor the Class B Common Stock nor the Class C Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock. Our board possesses the power to issue shares of authorized but unissued Class A Common Stock without further stockholder action.

     Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of Cumulus, whether voluntarily or involuntarily, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Class A Common Stock, the Class B Common Stock and the Class C Common Stock in the distribution of assets shall be entitled upon liquidation, the holders of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock shall be entitled to share pro rata in our remaining assets according to their respective interests.

PREFERRED STOCK

     Authorized shares of preferred stock may be issued from time to time by our board, without stockholder approval, in one or more series. Subject to the provisions of our certificate of incorporation and the limitations prescribed by Delaware law, our board is expressly authorized to adopt resolutions to issue the authorized shares of preferred stock, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock, in each case without any further action or vote by the stockholders.

     One of the effects of undesignated preferred stock may be to enable our board to render more difficult or to discourage an attempt to obtain control of Cumulus by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to our board’s authority described above may adversely affect the rights of the holders of our common stock. For example, our preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock at a premium or may otherwise adversely affect the market price of our common stock.

SERIES A PREFERRED STOCK AND EXCHANGEABLE DEBENTURES

     General. We currently have 125,000 shares of 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009, with a liquidation preference of $1,000 per share, authorized and issued.

     Dividends. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share, payable quarterly, in arrears. On or before July 1, 2003, we may, at our option, pay dividends in cash or in additional fully paid and non-assessable shares of Series A Preferred Stock having a liquidation preference equal to the amount of such dividends. It is not expected that we will pay any dividends in cash prior to July 1, 2003. After July 1, 2003, dividends may be paid only in cash. The terms of our credit facility and indenture restrict, and our future indebtedness may restrict, our payment of cash dividends.

     Redemption. The shares of Series A Preferred Stock are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the liquidation preference thereof plus any and all accrued and unpaid cumulative dividends thereon. We may not redeem the Series A Preferred Stock prior to July 1, 2003. On or after this date, we may redeem the Series A Preferred Stock at the redemption prices set forth under the terms of the certificate of designation pursuant to which our Series A Preferred Stock was issued, referred to as the Series A certificate, together with accumulated and unpaid dividends, if any, to the date of redemption. In the event of a change of control, we must offer to redeem the outstanding shares of the Series A Preferred Stock for cash at a purchase price of 101% of the liquidation preference thereof, together with all accumulated and unpaid dividends.

     Voting. The holders of the shares of the Series A Preferred Stock have no voting rights with respect to general corporate matters except that the holders of a majority of the then outstanding Series A Preferred Stock, voting as a class, may elect two directors to our board in the event of (i) a failure to pay dividends on the Series A Preferred Stock for four consecutive quarters, (ii) a failure to discharge a redemption obligation with respect to the Series A Preferred Stock, (iii) a failure to offer to purchase the outstanding shares of Series A Preferred Stock following a change of control, (iv) a violation of certain covenants after the expiration of applicable grace periods, all as set forth in our certificate of designation, or (v) a default in the payment of principal, premium or interest in our indebtedness or certain of our subsidiaries or any other default which results in the acceleration of such indebtedness prior to its maturity, in each case if the aggregate principal amount of all such indebtedness exceeds $5.0 million.

     Holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, must approve (i) any merger, consolidation or sale of all or substantially all of our assets not specifically permitted by the Series A certificate, and (ii) any modification to the Series A certificate or the form of the exchange debenture indenture.

     Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of Cumulus, the holders of the Series A Preferred Stock are entitled to be paid for each share thereof out of our assets before any distribution is made to any shares of junior stock.

     Exchange. We may at our option exchange all, but not less than all, of the then outstanding shares of Series A Preferred Stock into exchange debentures on any dividend payment date, subject to certain restrictions contained in the certificate of designation.

     Exchange Debentures. The exchange debenture, if issued, will be issued under an indenture between us and U.S. Bank Trust National Association, as trustee. The exchange debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. Interest on the exchange debentures will be payable semi-annually in arrears in cash (or on or prior to 2003, in additional exchange debentures, at our option). The exchange debentures will be unsecured and will be subordinated in right of payment to all Exchange Debenture Senior Debt (as defined in the exchange debenture indenture), including debt in respect of our credit facility and our senior subordinated notes, and will contain covenants and events of default and remedies with respect thereto that are substantially similar to the covenants contained in our senior subordinated notes.

     The exchange debentures are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of redemption. Except as provided herein, we may not redeem the exchange debentures prior to July 1, 2003. On or after such date, we may redeem the exchange debentures at the redemption prices set forth in the indenture governing the exchange debentures together with accrued and unpaid interest, if any, to the date of redemption. Prior to July 1, 2001, we may redeem up to 35% of the original aggregate principal amount of the exchange debentures with the proceeds of one or more Equity Offerings (as defined in the exchange debenture indenture) at a redemption price equal to 113 3/4% of the principal amount thereof plus accrued and unpaid interest thereon. In the event of a change of control, we must offer to redeem the outstanding exchange debentures for cash at a purchase price of 101% of the principal amount thereof, together with all accrued and unpaid interest.

CERTAIN STATUTORY AND OTHER PROVISIONS

     There are provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

     The Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

     The Delaware General Corporation Law provides that special meetings of stockholders may be called by the board of directors or such other persons as may be designated by the certificate of incorporation or the by-laws. We have a provision in our by-laws that allows only (a) our board, pursuant to a resolution adopted by three-quarters of the entire board, or (b) our board, upon the demand of the holders of record of shares representing at least 20% of all the votes entitled to be cast on the issue, to call a special meeting.

ITEM 2.      EXHIBITS.

Exhibit
Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation, including Certificates of Designations for the 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009 and the 12% Series B Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 of the registrant’s current report on Form 8-K, filed August 2, 2002)

3.2	Amended and Restated By-laws, (incorporated by reference to Exhibit 3.2 of the registrant’s current report on Form 8-K, filed August 2, 2002)

4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the registrant’s current report on Form 8-K, filed August 2, 2002)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CUMULUS MEDIA INC.

Date: August 2, 2002	By:	/s/ LEWIS W. DICKEY, JR.

Lewis W. Dickey, Jr. Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation, including Certificates of Designations for the 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009 and the 12% Series B Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 of the registrant’s current report on Form 8-K, filed August 2, 2002)

3.2	Amended and Restated By-laws, as amended (incorporated by reference to Exhibit 3.2 of the registrant’s current report on Form 8-K, filed August 2, 2002)

4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the registrant’s current report on Form 8-K, filed August 2, 2002)